March 10, 2006



VIA EDGAR FILING/FEDERAL EXPRESS                MERITAS LAW FIRMS WORLDWIDE
--------------------------------                Roger D. Linn
                                                916.558.6064  direct
                                                rlinn@weintraub.com


Anita Karu, Mail Stop 3562
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

RE:      LONGFOOT COMMUNICATIONS CORP.
         AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM SB-2
         FILED JANUARY 19, 2006
         FILE NO. 333-130110

Dear Ms. Karu:

On behalf of Longfoot Communications Corp., a Delaware corporation ("LONGFOOT" or the "COMPANY"), we are responding to the comments in the letter from you dated March 8, 2006 relating to the above referenced registration statement filed by Longfoot. The responses below were provided by Longfoot and have been numbered to correspond with the comments in your March 8, 2006 letter.

Dilution of the Price You Pay for Your Shares, page 12
------------------------------------------------------

COMMENT 1:

         Please revise the net tangible book value per share before the offering so that the same amount appears in each column. We note that the net tangible book value per share before the offering appears to be $0.01 per share.

RESPONSE

         The table on Page 12 of the Prospectus has been revised as requested.

Anita Karu
Securities and Exchange Commission
March 10, 2006
Page 2



Financial Statements
--------------------

Statements of Cash Flows, page F-6
----------------------------------


COMMENT 2:

         The amounts presented in the statements of cash flows for the year ended September 30, 2005 and the cumulative period from July 21, 2004 (inception) to September 30, 2005 are not mathematically accurate. Please recomputed the amounts in these columns and revise as appropriate.

RESPONSE

         The Statements of Cash Flows has been revised to correct various entries so that each column is now mathematically accurate.



Note 2. Significant Accounting Policies - Recent accounting pronouncements, page
--------------------------------------------------------------------------------
F-10
----

COMMENT 3:

         The disclosure in the last sentence in the paragraph describing the anticipated impact of adoption of FIN 47 appears to contain a typographical error. Please revise to clarify the disclosure.

RESPONSE

         The last sentence of the financial footnote addressing FIN 47 on Page F-10 has been revised.



Exhibit 23.1 Consent of Independent Registered Public Accounting Firm
---------------------------------------------------------------------

Anita Karu
Securities and Exchange Commission
March 10, 2006
Page 3



COMMENT 4:

         We not that the auditor's consent refers to Amendment No. 1. Please revise the consent to refer to the current amendment.

RESPONSE

         Exhibit 23.1 has been revised to provide the accountant's consent to this 3rd amended Form SB-2



Conclusion
----------

         In addition to a copy of this comment letter and the Company's Third Amended SB-2 Registration Statement being filed through the EDGAR system, a marked copy of the Company's amended SB-2 Registration Statement showing the changes made pursuant to the staff's comments have been filed directly with the staff in order to expedite your review.

Please feel free to contact the undersigned if you should have any further questions or comments regarding the responses to the staff's comment letter of March 8, 2006.

Very truly yours,

WEINTRAUB genshlea chediak
LAW CORPORATION


/s/ ROGER D. LINN

Roger D. Linn

RDL/dmg

cc:      Justin Farar